Filed by Independent Bank Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Enterprise Bancorp, Inc. SEC File No.: 001-33912 Filer’s SEC File No.: 1-9047 Date: December 9, 2024

Independent Bank Corp., the parent company of Rockland Trust Company, has entered into an agreement to acquire Enterprise Bancorp, Inc. This agreement is subject to approval by our regulators and both EBTC and Rockland’s shareholders. We expect that the acquisition and system conversions will be completed in the second half of 2025. Employee Q & A

1 Table of Contents General Acquisition Questions 2 Employment 3 Pay 6 Benefits 7 Other Relevant Topics 11

2 General Acquisition Questions Q. Why did Enterprise Bank decide to sell to Rockland Trust? Joining forces with Rockland Trust preserves the strengths of Enterprise Bank, while bringing additional capabilities and technology to support the needs of customers and the community. Q. Will any branches or offices be closed? Enterprise Bank and Rockland Trust have unique locations from one another and there are no planned closures of branch locations at this time. Q. When will the closing date for the transaction be finalized? The closing date of the transaction is contingent on receiving shareholder and regulatory approval. It is anticipated that the merger will occur in the second half of 2025. It will be “business as usual” for employees and customers of each bank until the merger closes and we convert Enterprise Bank’s systems to Rockland Trust. We will provide comprehensive and frequent communications to you and your customers as we get closer to the proposed merger.

3 Employment Q. What does this merger mean for my employment? Your job will remain, without change, through the anticipated closing date of the merger. In the period between now and closing, you will be informed as soon as possible of any changes expected to your role following the closing of the merger. It is anticipated that all branch and commercial lending colleagues will maintain positions with Rockland Trust. Additional colleagues will be identified within the first 4-6 weeks after the announcement for positions we know are immediately available due to the merger. Positions regularly become available due to growth, promotions, and natural attrition at Rockland Trust. There will be multiple ways to learn about these opportunities. Many will be discussed with you by Rockland Trust management and we consistently update our Careers page with all positions that are available at Rockland Trust. We will make every effort to place individuals in open positions and will give preference to Enterprise Bank employees to interview for any openings for which they qualify. Q. Will my hours or work site change? Your hours will not change due to the merger announcement. If your manager determines changes are needed due to business needs, they will be communicated to you in advance. Q. When will I know if I have a job with Rockland Trust Company? Some people and departments may find out sooner than others; definitive timing is based on specific roles and needs. Our goal is to evaluate the needs of the combined organization, learn more about Enterprise Bank colleagues and make decisions as quickly as possible. A representative from Rockland Trust will be meeting with each of you individually to get to know you, learn about your background, and share information about Rockland Trust, as well as answer any questions you may have. Applying for roles with Rockland Trust Q. If I see a Rockland Trust position I am interested in, how do I apply? There will be various positions posted on Rockland Trust’s career pages over the next several months. You may apply directly to any open position for which you feel qualified at https://www.rocklandtrust.com/about-us/explore/careers. When it asks how you heard about the job, please indicate you are a current Enterprise Bank Employee. If you are interested in learning more about a position before applying, please contact the HR team at Rockland Trust so that they can put you in touch with the right person to discuss the role. You will have access to apply online as an “internal candidate” and you will be asked to identify as an Enterprise Bank employee during the initial process. All Enterprise Bank employees will be given priority in the interview process.

4 Q. If I am extended an offer, how long will I have to respond? Ideally we’d like a response once you’ve had sufficient time to thoughtfully consider the offer. Most responses are received within 3 to 5 business days. Q. Are there opportunities for professional growth? Yes. Rockland Trust has been a strong and growing organization for more than a century. As part of a larger and growing company, you will have access to more opportunities to advance your career. Rockland Trust has a strong tradition of promoting from within and a commitment to developing colleagues for promotion. The Rockland Trust Center for Learning and Development provides a wide variety of relevant professional development programs. From strategic orientation to management and leadership development programs, there are professional development opportunities for everyone. In addition, Rockland’s Retail Learning and Development team offers technical, product, sales and service training to all branch employees. Rockland Trust is committed to developing employees and promoting a culture of teamwork, employee engagement, inclusion, and innovation. Rockland Trust regularly surveys its colleagues on satisfaction and employee engagement; the scores are among the highest in the nation and the Company has earned a spot on The Boston Globe’s “Top Places to Work” list for the past sixteen years in a row, and received a perfect score of 100% on the Human Rights Campaign’s Corporate Equality Index for eight consecutive years. Q. If I am offered a job, do I have an option to decline and will I be eligible for any compensation? If you are offered a comparable position with Rockland Trust and decline, you will generally not be eligible for severance pay. Q. If I decide to leave on my own, can I collect unemployment? If you voluntarily leave your job, the Massachusetts Division of Unemployment Assistance will decide if you qualify for unemployment insurance. Generally, employees who resign from a job that has not been materially altered are not entitled to unemployment compensation. Q. How should I respond to customers inquiring if I will lose my job? “I will continue to serve you at this location and your accounts will remain the same until the transaction closes.” Although that date is not yet set, it will likely occur in the second half of 2025. After close, there may be some changes associated as the systems transition occurs, but branch customer-facing employees will have ongoing employment.

5 Rockland Trust will make every effort to place qualified individuals in open positions as they continue to become available and will give preference to Enterprise Bank employees for all openings. As we move through the regulatory review process and toward the closing date, Rockland Trust will be evaluating the needs of the combined organization. We anticipate that Rockland Trust will be reaching out to non-customer facing personnel to learn more about their skills and interests to determine whether there is opportunity for ongoing employment. Information about openings at Rockland Trust is available at www.rocklandtrust.com.

6 Pay Q. What is the payroll schedule? Rockland Trust colleagues are paid on a biweekly basis. We are paid every other Thursday. If you work on a Sunday, Sunday hours are currently considered time and a half. Q. What are the incentive/bonus plans at Rockland Trust? Rockland Trust has a competitive compensation program. As offers of employment are extended, you will be able to evaluate your total compensation relative to what you earned previously at Enterprise Bank. Q. How are colleagues compensated for working weekend hours? Hourly colleagues are paid time and a half for working over 40 hours and are also provided time and half on Sundays. Branch Managers are eligible for Saturday Pay of $150.00 and/or Sunday Pay $200.00 if you are unable to take time off during the same calendar week. Severance Q. If my position is eliminated, will there be a severance package? Yes, there will be a severance package offered to employees if their position is eliminated and they have not been offered a comparable role. Severance is based on years of service and colleagues will be granted 2 weeks of severance for each year of service, with a maximum of 26 weeks. Q. What is considered a “comparable position” in regards to role and commuting distance? A “comparable position” is a position that would provide the employee with base salary and benefits that are comparable and in a location that would not require the employee to increase their daily one way commuting distance by more than 35 miles as compared to the employee’s current commute. Please note, Rockland Trust will do all we can to ensure the new location is within a reasonable commute and managers will offer flexibility when possible. Discussions regarding commute, benefits and compensation will be held with individuals. Q. What is my last day employment if I’m not offered a position? Your job will remain, without change, through the anticipated closing date of the merger. The separation date of employees not offered a position post closing will be dependent on each employee’s role. This may be at the closing date, with a few exceptions for those who are asked to stay beyond closing. Our goal is to communicate separation dates as soon as possible and provide at minimum 30 day’s notice.

7 Benefits Q. What are the medical and dental benefits of Rockland Trust? Rockland Trust offers a competitive benefits package including medical, dental, and vision coverage for you, your spouse, domestic partners and eligible dependent children. Both the medical Options and PPO plans currently offered at Enterprise Bank are also offered at Rockland Trust. Rockland Trust also offers tuition and childcare reimbursement programs, dependent childcare and medical flexible spending accounts, health reimbursement arrangement (HRA), health savings accounts (HSA), life and AD&D insurance, short- and long- term disability coverage, and a retirement 401K plan. Furthermore, Rockland Trust offers a comprehensive Wellness Benefit for you and your loved ones. It is called RockFIT and is a large part of the company culture. RockFIT is the award- winning program that provides great resources and incentives focused on emotional, financial and physical fitness needs. This site is currently used to promote all of the upcoming RockFIT events, in addition to highlighting past events that have taken place. RockFIT also contains a social media platform to communicate with colleagues. A benefits overview/summary will be provided and distributed to you. Q. Will Rockland Trust honor my service for benefits and 401(k), PTO and any other benefits that are tenure related? All colleagues will be eligible to participate in Rockland Trust’s 401(k) Plan and Enterprise Bank colleagues with one year of service and 1,000 hours worked will be eligible to receive the employer match with no waiting period or vesting requirements. Rockland Trust will also recognize your service with Enterprise Bank for paid time off purposes. Q. How will terminated employees receive health benefit coverage? Severed employees who wish to continue their health and welfare benefits will be eligible to participate in the Rockland Trust benefit program under COBRA.

8 401(k) Q. Does the Rockland Trust 401k Plan offer an employer contribution? Rockland Trust’s 401k plan matches 25% of the first 6% you contribute. In addition to the Company Match, Rockland Trust also contributes a defined contribution of 5%, which is comprised of a 3% safe harbor contribution and a 2% discretionary contribution, made regardless of whether you are contributing. An additional 5% discretionary contribution is made for eligible compensation above the Social Security limit for eligible employees. Employees are eligible for these contributions after one year and 1,000 hours worked in a year. Time and hours worked with Enterprise Bank will be honored for this purpose. All contributions to the Rockland Trust 401k plan are immediately vested. Q. If I have a loan against my 401K, will it roll over to the new 401k after the merger? Outstanding 401K loans will not be transferred into the Rockland Trust 401K plan. Any outstanding loan should be paid off in full prior to distribution of all assets from the Enterprise Bank 401K Plan. Typically, participants are required to pay off their loan within 60 days from the date of the acquisition. If a Loan is not paid off in full, it will be considered a taxable distribution. The outstanding loan amount is taxable as regular income and has a penalty of 10% if participant is under age 59.5 and it is recommended that you speak with a tax advisor. Q. Would the last 401(k) plan deduction come out of severance? Severance is not eligible income, so 401K withholdings will end as of the last pay date in which the individual is considered an employee. Paid Time Off – Vacation and Sick Time Q. What is the Rockland Trust vacation policy and how will that affect our time earned with Enterprise Bank? The Rockland Trust PTO/Vacation Policy is as follows:  Hire date with Enterprise Bank will be honored for the accrual calculations. Please note that initial eligibility will be prorated in the year of acquisition (meaning employees would not start employment with Rockland Trust with the full 3 weeks of vacation, for example).

9 Additionally, full-time non-exempt (hourly) colleagues will have 10 days of Illness Time to be used for reasons outlined under the MA Earned Sick Time policy. Unused Rockland Trust personal/illness time also has the potential of becoming up to an additional vacation week the following year. If an employee has used the equivalent of one week or less of their illness days (i.e. less than 40 hours, 37.5 hours or 35 hours depending on the weekly schedule), half will be converted to Special Vacation to be used in the following calendar year, not to exceed 5 weeks when combined with regular vacation time. Q. Will there be blackout dates for PTO/time off? Vacation scheduling is at the discretion of the manager. As we get closer to the closing date, the manager may decide to limit vacations; this will be different for each department. All accrued and unused vacation will be paid out at closing date regardless of whether or not an employee joins Rockland Trust. Q. How will my vacation time work for 2025? You will accrue vacation time under Enterprise Bank through the close date. Any unused accrued vacation time as of the close date will be paid out to you. If you have overtaken your accrued time as of the close date, it will be owed back. If you begin employment with Rockland Trust after close, you will begin accruing vacation time on Rockland Trust’s vacation schedule as

10 of your hire date. Tenure with Enterprise Bank will be applied toward determining vacation eligibility under Rockland’s policy. Tuition Reimbursement Q. Does Rockland Trust offer tuition assistance? Rockland Trust offers an education reimbursement program. The annual limit of the Rockland Trust benefit is $5,000 for full time employees and $2,500 for part time employees. Classes through Cambridge College Global are paid for directly through Rockland Trust HR and enables full-time colleagues to receive their degree virtually cost free. Classes taken at any other college and university need to be budgeted directly by the department. To participate, your major must be business related for all degrees. Master’s degrees are available to full time employees only. There is an internal application process that Rockland Trust requires prior to applying through the school. Child Care Reimbursement Q. Does Rockland Trust offer day care assistance? Rockland Trust offers a generous day care reimbursement program. This plan is designed to offset some of the expenses incurred for childcare while an employee is at work. This plan is available to full, part or peak time employees. The bank will reimburse the employee for the cost of childcare to a maximum of $50.00 per week for one child and up to $90.00 per week for more than one child. The child must be under 10 and residing with the employee. The benefit is provided whether one utilizes a licensed day care or an individual provider—a tax ID number is required. Before and after-school programs and camps are also included. Career Development Q. Does Rockland Trust offer learning and development opportunities? Rockland Trust truly prides itself on colleague growth and development. Not all colleague’s career paths are the same. We offer various programs and trainings to assist with this development. We work closely with internal colleagues to offer the opportunity to shadow departments that they may be interested in and our recruiters are always available to have conversations with internal colleagues regarding any role they might be interested in.

11 Other Relevant Topics Colleague Experience Q. How does Rockland Trust focus on the colleague experience? Rockland Trust participates in an annual survey through The Boston Globe’s “Top Places to Work” program. The survey is managed by a third party and allows employees to provide open feedback about the company and their specific department. We also offer a few different employee recognition programs. The first is called “You Make a Difference” (YMAD). This award recognizes our colleagues who demonstrate excellent service, both internally and externally. Nominations are accepted from any employee, including peers and supervisors. Recipients will be rewarded with a YMAD certificate and Rockland Trust merchandise unique to this program. This is an ongoing program throughout the year. Additionally, we offer Shining Star awards. This award is for employees who demonstrate the Rockland Trust corporate promises. It is designed for recognition above that of the “You Make a Difference” award. Recipients of this award receive recognition at the All Employee Meeting and cash award. Customer Inquiries Q. Publicity from the merger announcement will generate customer questions. How should we respond? Please refer to the Customer FAQ’s on the website for suggested responses. Important Additional Information In connection with the proposed transaction, Independent Bank Corp. (“Independent”) will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement for a special meeting of Enterprise Bancorp, Inc.’s (“Enterprise”) shareholders to approve the proposed transaction and that will also constitute a prospectus for the Independent common stock that will be issued in the proposed transaction. BEFORE MAKING ANY INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF INDEPENDENT AND ENTERPRISE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A copy of the proxy statement/prospectus, as well as other filings containing information about Independent and Enterprise, can be obtained without charge, at the SEC’s website (https://www.sec.gov/) or at the “Investor Relations” section of Independent’s website, www.rocklandtrust.com, under the heading “SEC Filings” and in the “Investor Relations” section of Enterprise’s website, www.enterprisebanking.com, under the heading “SEC Filings”. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in

12 the proxy statement/prospectus can also be obtained, without charge, by directing a request to Independent Investor Relations, 288 Union Street, Rockland, Massachusetts 02370, telephone (774) 363-9872 or to Enterprise Investor Relations, 222 Merrimack Street in Lowell, Massachusetts 01852, Attention: Corporate Secretary, telephone (978) 656-5578. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Enterprise shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.